SBL Fund
File No. 811-2753
CIK No. 0000217087

EX-77Q1(b)

WHEREAS, SEC policy permits a mutual fund to invest no more than 15% of its net assets in illiquid securities;

WHEREAS, SBL Fund, Series A, B, D, S, J and W have an investment policy which limits investment in illiquid securities to 10% of their net assets;

WHEREAS, the Board of Directors of SBL Fund has determined that it is in the best interests of the foregoing Series and their shareholders to increase the limit on investment in illiquid securities to 15% of net assets; and

WHEREAS, the Board of Directors has considered adopting Liquidity Procedures in connection with its oversight of liquidity determinations for each of the Security Funds;

NOW, THEREFORE, BE IT RESOLVED, that effective May 1, 2003, the investment policy of SBL Fund, Series A, B, D, S, J and W is hereby amended to increase the limit on investment in illiquid securities to 15% of net assets.

FURTHER RESOLVED, that the Board of Directors of each of the Security Funds hereby approves and adopts the Liquidity Procedures presented at this meeting effective December 1, 2002, which procedures are filed following the minutes of this meeting and incorporated herein by reference.

EX-77Q1(b)

WHEREAS, each of SBL Fund, Series P and Security Income Fund, High Yield Series discloses in its prospectus that it expects to maintain an average weighted maturity of between five and 15 years;

WHEREAS, management recommends a change to each series' policy to provide for an expected average weighted maturity of between three and 15 years;

NOW, THEREFORE, BE IT RESOLVED, that effective May 1, 2003, the investment policy of SBL Fund, Series P and Security Income Fund, High Yield Series is hereby amended to provide for an expected average weighted maturity of between three and 15 years.

FURTHER RESOLVED, that the officers of SBL Fund and Security Income Fund are hereby authorized to amend the disclosure in each series' prospectus accordingly.